Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	9 Months Ended September 30,	12 Months Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings, as defined:
Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary	$943	$1,304	$1,124	$825	$879	$963
Less undistributed income of equity method investments	3	5	6	7	4	2
Distributed income from equity method investments	3	7	3	5	5	7
	943	1,306	1,121	823	880	968
Total fixed charges as below	427	609	559	554	558	573
Less:
Capitalized interest	48	58	24	9	6	7
Preferred security distributions of subsidiaries on a pre-tax basis	20	23	24	5	5	45
Interest expense related to discontinued operations	4	33	35	35	28	27
Total fixed charges included in Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary	355	495	476	505	519	494

Total earnings	$1,298	$1,801	$1,597	$1,328	$1,399	$1,462

Fixed charges, as defined:
Interest on long-term debt	$360	$522	$482	$465	$491	$417
Interest on short-term debt and other interest	21	35	13	29	20	25
Amortization of debt discount, expense and premium - net	9	8	11	23	8	41
Estimated interest component of operating rentals	16	21	29	32	34	45
Preferred securities distributions of subsidiaries on a pre-tax basis	20	23	24	5	5	45
Fixed charges of majority-owned share of 50% or less-owned persons	1

Total fixed charges (a)	$427	$609	$559	$554	$558	$573

Ratio of earnings to fixed charges	3.0	3.0	2.9	2.4	2.5	2.6
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	3.0	3.0	2.9	2.4	2.5	2.6

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.